FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Banco Santander, S.A.

TABLE OF CONTENTS

  Item

1	Press release dated April 26, 2012

Press release

FIRST QUARTER 2012 RESULTS

Banco Santander registered attributable net profit

of EUR 1.604 billion, down 24%, after provisions

for NPLs rose 51% to EUR 3.127 billion

•	Group pre-provision profit rose 9% to a record EUR 6,280 million.

•	CAPITAL: Santander core capital under EBA criteria rose to 9.11%, exceeding the requirement set for June, 2012. Under BIS II criteria, the core capital ratio was 10.1%.

•	PROPERTY RISK IN SPAIN: Exposure to property risk in Spain – total loans to the sector and on-balance sheet assets – fell during the quarter by EUR 1,897 million.

•	EFFICIENCY: Revenues grew by 8%, exceeding growth in costs of 7%, driving a 40-basis-point improvement in the efficiency ratio to 44.7%, the best among international banks.

•	VOLUMES: Outstanding loans grew 5% to EUR 746,382 million and deposits 6% to EUR 651,132 million, improving the Group’s liquidity position. In Spain, lending to companies was unchanged.

•

NPLs: The Group’s non-performing loan rate rose 0.37 point from a year earlier to 3.98%. In Spain, NPLs rose 1.18 point to 5.75%, in part due to the fall in outstanding loans. The Group’s NPL rate was more than two points below the sector average Coverage for bad loans was 62% across the Group, up one point in the quarter, and 46% in Spain.

•

DIVERSIFICATION: Latin America contributed 52% of Group profit (Brazil 27%, Mexico 13% and Chile 6%); Continental Europe 25% (Spain 12%, Germany 5% and Poland 4%); the United Kingdom 13% and the U.S. 10%.

•	Latin America: Attributable profit was EUR 1,218 million, a decline of 4%. Loans rose by 16% and deposits by 12%.

•

Brazil: Attributable profit was EUR 647 million, a decline of 12%. Loans grew by 19% and deposits by 12%. The other countries in the region increased profit by 6% to EUR 571 million; profit in Mexico rose 16% to EUR 296 million.

•	Continental Europe: Attributable profit came to EUR 584 million, down 34% but up from the previous two quarters. Loans fell by 60 basis points and deposits rose by 20 basis points.

•	United Kingdom: Attributable profit was EUR 306 million, a decline of 39%. Loans grew by 2% and deposits fell by 3%.

•	U.S.: Attributable profit was EUR 240 million, with Sovereign contributing EUR 146 million, an increase of 14%. Loans grew by 5% and deposits by 7%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Madrid, April 26, 2012 - Banco Santander registered net attributable profit of EUR 1,604 million in the first quarter of 2012, a decline of 24% from the same period in 2011. This decline is mainly due to the significant increase in provisions for non-performing loans, which rose 51% to EUR 3,127 million.

Banco Santander Chairman Emilio Botín said: “Pre-provision profit was a record EUR 6,280 million, or more than EUR 25 billion in annualized terms, thanks to the resilience of Santander’s revenues and our good cost management. These figures allow us in 2012 to maintain core capital at 10% and shareholder remuneration at EUR 0.60 a share, while meeting the requirements for provisions on property exposure in Spain.”

Results

Banco Santander revenues in the first quarter grew by more than 8% from a year ago to EUR 11,354 million, while costs grew by 7% to EUR 5,074 million. The difference between revenues and costs resulted in net operating income of EUR 6,280 million, up 9% from a year earlier and up 13% from the previous quarter. The higher growth in revenue than costs led to a 40-basis point improvement in the efficiency ratio, to 44.7%, the best in international banking.

Pre-provision profit of EUR 6,280 million underlines the Group’s capacity to generate earnings in the future, when lower provisions should allow for an improvement in net profit. During the first quarter, net provisions for NPLs were EUR 3,127 million, an increase of 51% from the EUR 2,065 million set aside in the first quarter of 2011. These provisions were charged entirely against ordinary profit, as there were no one-time gains during the quarter, and allowed the Group to increase its loan-loss coverage by one point to 62%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

The increase in provisions is due to requirements related to the economic situation in Spain and Portugal, growth of loan volumes in Latin America and the lack of further positive contributions through the drawing down of generic reserves built up during previous years. In the first quarter of 2011, EUR 356 million of previously set aside generic reserves were drawn down, with no charges against that quarter, while this year provisions of EUR 99 million were added to generic reserves.

Banco Santander’s diversification continues to be crucial to the resilience of the Group’s results against the difficult backdrop in Europe, where it carries out much of its business. Latin America accounted for 52% of profit, with Brazil providing 27%, Mexico 13% and Chile 6%; Continental Europe contributed 25%, with Spain accounting for 12%, Germany 5% and Poland 4%; the U.K. 13%; and the U.S. 10%.

Business

Santander’s central strategy continues to be attracting and deepening its linkage with more and better customers while improving the way it finances assets through more stable deposits. Lending grew strongly in the emerging market units but fell in economies that are undergoing restructuring, such as Spain and Portugal.

Group loans stood at EUR 746,382 million, or 115% of deposits of EUR 651,132 million. That compares with a loan-to-deposit ratio of 150% in December 2008. Santander continued to enjoy access to wholesale financing markets during the quarter. In line with its conservative issuance strategy, the bank issued EUR 12,200 million of debt in the first quarter of 2012, compared with maturities of EUR 11,300 million in the same period of 2011, and issued asset-backed securities in the market worth EUR 3,800 million. This comfortable liquidity position, even in a year of stress, means the bank does not need to issue debt in Spain or Portugal during 2012.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Customer funds under management rose 2% to EUR 1.008 trillion, exceeding a trillion euros for the first time in Santander’s history. Deposits grew 6%, including EUR 8,346 million in commercial paper sold through the bank’s retail network in Spain and financial bills in Brazil.

Grupo Santander’s net loans stood at EUR 746,382 million at the end of the first quarter, almost 5% more than a year earlier. Loans to residents in Spain fell 8%, while loans to non-residents rose 10%. In Spain, there was a significant decline in real estate loans, which fell by 18% year-on-year and dropped 8% quarter-on-quarter. The amount of repossessed property was nearly unchanged, with a rise of only EUR 37 million, which meant the cumulative amount of real estate loans and repossessed property declined by EUR 1,897 million in the quarter. Lending to companies in Spain, excluding the property sector, was unchanged.

The Group non-performing loans ratio was 3.98%, up 0.37 point from a year earlier and 0.09 point from the previous quarter. In Spain, the ratio was 5.75%, an increase of 1.18 point over the year, in part due to the fall in outstanding loans. In the U.K., NPLs were practically unchanged, falling slightly in the three months to 1.82% and up by less than 10 basis points on the year. Santander Consumer Finance’s NPL ratio fell year-on-year and rose a few basis points in the quarter to 4.05%. In the U.S., NPLs fell more than 1.5 point in the year to March, to 2.46%. NPLs in Latin America rose by 0.91 point in Brazil and 0.30 point in the other countries.

Santander’s NPL ratio is below the sector average in all the markets in which it is present, and particularly in Spain, where the average in February was almost 2.5 percentage points higher.

The coverage ratio is 62% for the Group as a whole and 46% in Spain. The group ratio was one point higher than it was in December, marking a change of direction for the first time in six quarters.

Capital and the share

Banco Santander had a core capital ratio of 9.11% at the end of the first quarter, above the European Banking Authority’s requirement of 9% for June this year. Under Basel II criteria, core capital was 10.1%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

The Bank had a market capitalization of EUR 52,373 million at the end of the quarter, which made it the largest bank in the euro zone in stock market value. That is significantly less than total equity of EUR 84,155 million at the end of March.

The bank had 3,269,996 shareholders at the end of the quarter. The Group employed 189,613 people, serving more than 102 million customers in 14,696 branches. That makes it the biggest international financial group by shareholders and branches.

More information is available at: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Key consolidated data

			Variation
	Ql ‘12	Ql ‘11	Amount	%	2011

Balance sheet (EUR million)
Total assets	1,283,349	1,208,563	74,786	6.2	1,251,525
Net customer loans	746,382	713,871	32,511	4.6	750,100
Customer deposits	642,786	620,774	22,013	3.5	632,533
Customer funds under management	1,007,804	984,668	23,136	2.3	984,353
Shareholders’ equity (1)	80,695	77,590	3,105	4.0	80,629
Total managed funds	1,418,528	1,350,922	67,606	5.0	1,382,980

Income statement (EUR million)
Net interest income	7,821	7,075	746	10.6	29,110
Gross income	11,354	10,482	872	8.3	42,754
Pre-provision profit	6,280	5,750	530	9.2	23,195
Profit from continuing operations	1,829	2,332	(504)	(21.6)	7,812
Attributable profit to the Group	1,604	2,108	(504)	(23.9)	5,351

EPS, profitability and efficiency (%)
EPS (euro)	0.17	0.24	(0.07)	(28.5)	0.60
Diluted EPS (euro)	0.17	0.24	(0.07)	(28.5)	0.60
ROE	8.13	11.37			7.14
ROTE	11.99	16.90			10.81
ROA	0.57	0.77			0.50
RoRWA	1.28	1.58			1.06
Efficiency ratio (with amortisations)	44.7	45.1			45.7

BIS II ratios and NPL ratios (%)
Core capital	10.10	9.66			10.02
Tier I	11.05	10.93			11.01
BIS II ratio	13.50	13.74			13.56
NPL ratio	3.98	3.61			3.89
NPL coverage	62	71			61

Market capitalisation and shares
Shares (2) (millions at period-end)	9,077	8,440	637	7.5	8,909
Share price (euros)	5.770	8.192	(2.422)	(29.6)	5.870
Market capitalisation (EUR million)	52,373	69,143	(16,769)	(24.3)	50,290
Book value (1) (euro)	8.45	8.72			8.62
Price / Book value (X)	0.68	0.94			0.68
P/E ratio (X)	8.47	8.60			9.75

Other data
Number of shareholders	3,269,996	3,149,422	120,574	3.8	3,293,537
Number of employees	189,613	177,648	11,965	6.7	189,766
Continental Europe	58,506	49,702	8,804	17.7	58,864
o/w: Spain	31,809	32,192	(383)	(1.2)	31,889
United Kingdom	27,381	26,902	479	1.8	27,505
Latin America	92,244	89,866	2,378	2.6	91,913
USA	9,151	8,928	223	2.5	9,187
Corporate Activities	2,331	2,250	81	3.6	2,297
Number of branches	14,696	14,179	517	3.6	14,756
Continental Europe	6,558	6,151	407	6.6	6,608
o/w: Spain	4,763	4,794	(31)	(0.6)	4,781
United Kingdom	1,363	1,412	(49)	(3.5)	1,379
Latin America	6,053	5,895	158	2.7	6,046
USA	722	721	1	0.1	723

Note:

The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 24 2012, following a favourable report from the Audit and Compliance Committee on April, 18 2012. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In December 2011, estimated data of May 2012 scrip dividend
(2)	In December 2011, includes shares issued to cover the exchange of preferred shares of December 2011

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

Key data by principal segments

	Net operating income			Attributable profit to the Group			Efficiency ratio (%)		ROE (%)
	Q1 ‘12	Q1 ‘11	Var (%)	Q1 ‘12	Q1 ‘11	Var (%)	Q1 ‘12	Q1’11	Q1 ‘12	Q1 ‘11
Income statement (EUR million)
Continental Europe	2,019	1,826	10.6	584	878	(33.5)	43.9	44.4	7.43	12.25

o/w: Santander Branch Network	606	588	3.2	75	274	(72.8)	45.8	46.6	4.57	15.70
Banesto	335	273	22.6	41	101	(59.1)	43.1	48.2	3.43	8.70
Portugal	192	151	27.3	33	90	(63.8)	39.6	46.4	5.09	14.92
Santander Consumer Finance	473	486	(2.7)	206	183	12.7	41.6	38.8	7.75	8.05
Retail Poland (BZ WBK)	114			73			47.9		17.05

United Kingdom	698	888	(21.4)	306	505	(39.5)	49.1	42.7	9.45	15.93

Latin America	3,876	3,367	15.1	1.218	1,270	(4.1)	37.2	38.7	20.89	22.61

o/w: Brazil	2,825	2,445	15.5	647	732	(11.6)	35.1	37.1	20.45	24.91
Mexico	428	379	13.1	296	256	15.6	36.7	37.7	27.03	22.45
Chile	352	321	9.7	133	162	(18.1)	37.6	37.3	21.62	23.97

USA	387	471	(17.8)	240	290	(17.2)	41.6	33.8	19.29	29.85

Operating areas	6,980	6,551	6.6	2,348	2,943	(20.2)	40.9	40.6	12.92	17.39

Corporate Activities	(700)	(801)	(12.6)	(744)	(835)	(10.9)

Total Group	6,280	5,750	9.2	1,604	2,108	(23.9)	44.7	45.1	8.13	11.37

	Net customer loans			Customer deposits			NPL ratio (%)*		NPL coverage (%)*
	31.03.12	31.03.11	Var (%)	31.03.12	31.03.11	Var (%)	31.03.12	31.03.11	31.03.12	31.03.11
Activity (EUR million)
Continental Europe	301,654	303,460	(0.6)	252,781	260,719	(3.0)	5.42	4.53	55	62

o/w: Santander Branch Network *	100,487	110,051	(8.7)	80,355	84,656	(5.1)	8.90	5.99	40	50
Banesto	67,196	73,326	(8.4)	53,875	59,660	(9.7)	5.07	4.31	51	52
Portugal	27,808	29,744	(6.5)	23,321	21,929	6.3	4.59	3.03	58	62
Santander Consumer Finance	56,306	56,524	(0.4)	33,180	31,618	4.9	4.05	4.99	108	98
Retail Poland (BZ WBK)	9,106	—	—	10,028	—	—	4.74		66

United Kingdom	261,070	232,186	12.4	191,727	180,382	6.3	1.82	1.73	40	47

Latin America	141,411	124,691	13.4	143,065	135,034	5.9	4.67	4.01	92	107

o/w: Brazil	78,083	69,447	12.4	76,352	75,605	1.0	5.76	4.85	90	104
Mexico	19,146	15,907	20.4	26,120	20,528	27.2	1.61	1.58	195	234
Chile	27,257	24,562	11.0	20,547	18,353	12.0	4.52	3.80	68	89

USA	40,030	35,850	11.7	37,828	33,190	14.0	2.46	4.15	107	82

Operating areas	744,164	696,187	6.9	625,401	609,325	2.6	3.95	3.54	63	71

Total Group	746,382	713,871	4.6	642,786	620,774	3.5	3.98	3.61	62	71

*

Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of March 2012 stood at 6.33% (4.68% in March 2011) and NPL coverage was 41% (49% in March 2011).

	Employees		Branches
	31.03.12	31.03.11	31.03.12	31.03.11
Operating means
Continental Europe	58,506	49,702	6,558	6,151

o/w: Santander Branch Network	17,964	18,234	2,915	2,912
Banesto	9,426	9,541	1,702	1,727
Portugal	5,753	5,934	694	758
Santander Consumer Finance	11,904	11,815	637	662
Retail Poland (BZ WBK)	9,200		526

United Kingdom	27,381	26,902	1,363	1,412

Latin America	92,244	89,866	6,053	5,895

o/w: Brazil	54,848	54,144	3,776	3,703
Mexico	13,032	12,337	1,125	1,099
Chile	12,216	11,815	499	506

USA	9,151	8,928	722	721

Operating areas	187,282	175,398	14,696	14,179

Corporate Activities	2,331	2,250

Total Group	189,613	177,648	14,696	14,179

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 26, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President